Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:

    ACE Aviation Holdings Inc. announces Court approval of plan of arrangement

    MONTREAL, Oct. 6 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE)
announced today that the Qubec Superior Court has issued a final order approving a statutory arrangement under the Canada Business Corporations Act.
The arrangement also received prior approval from ACE's shareholders at a special meeting of shareholders held on October 5, 2006. The arrangement grants authority to the board of directors of ACE to make from time to time one or more special distributions to shareholders in an aggregate amount of up to $2 billion by way of reduction of the stated capital of the Class A variable voting shares, Class B voting shares and the preferred shares of ACE.
ACE expects the arrangement to become effective on or about October 10, 2006.
    ACE previously announced its intention to proceed with an initial distribution of units of Aeroplan Income Fund under the plan of arrangement representing a portion of its interest in Aeroplan. The initial distribution is subject to the prior receipt of an advance income tax ruling or opinion from the Canada Revenue Agency confirming that the distribution will be treated as a return of capital. It is anticipated that the initial distribution will be completed by the end of 2006. The remaining terms of the initial distribution, including the number of Aeroplan units to be distributed, the record date to determine the ACE shareholders eligible to participate in such distribution and the anticipated payment date will be announced by subsequent news release after receipt of the tax ruling or opinion.
    Due to restrictions applicable to Aeroplan Income Fund pursuant to United
States securities legislation, U.S. shareholders will receive Aeroplan units only if they complete and submit a certification attesting that they are
"qualified purchasers" for the purposes of the United States Investment
Company Act of 1940 and institutional "accredited investors" for the purposes of Rules 501(a)(1), (2), (3), or (7) of Regulation D under the United States
Securities Act of 1933. A form of certification will be sent to U.S.
shareholders concurrently with the news release announcing the remaining terms of the initial distribution. U.S. shareholders that do not satisfy such requirements or that do not submit a properly completed certification on or prior to a date to be specified in the news release will receive the net cash proceeds of the sale on their behalf of the Aeroplan units which such shareholders would otherwise have been entitled to receive.

    CAUTION REGARDING FORWARD-LOOKING INFORMATION
    ---------------------------------------------

    Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions. Forward-
looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events, general uncertainties of the business and matters that are not within the control of ACE. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. The completion of the initial distribution of Aeroplan units under the plan of arrangement described in this news release is conditional upon the receipt of an advance income tax ruling or opinion confirming that the initial distribution of Aeroplan units will be treated as a return of capital. The forward-looking statements contained herein represent

ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Isabelle Arthur (Montral), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver),
(604) 270-5741; Internet: www.aceaviation.com/
    (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 10:30e 06-OCT-06